NEWS RELEASE

Lithium Argentina Completes
Corporate Migration to Switzerland

January 23, 2025 - Zug, Switzerland: Lithium Argentina AG (formerly Lithium Americas (Argentina) Corp.) ("Lithium Argentina" or the "Company") (TSX: LAAC) (NYSE: LAAC) announces that it has completed the previously announced plan to establish corporate domicile in Switzerland from Canada ("Corporate Migration").

As part of the Corporate Migration, the Company has changed its name to Lithium Argentina AG. The Company continues the listing of its common shares on the Toronto Stock Exchange ("TSX") and the New York Stock Exchange ("NYSE") under the new symbol "LAR".  The Company anticipates that trading under this new symbol will commence on January 27, 2025. The Company will continue to be subject to the public company reporting requirements under Canadian and U.S. securities laws.

ABOUT LITHIUM ARGENTINA

Lithium Argentina is a producer of lithium carbonate for use primarily in lithium-ion batteries and electric vehicles. The Company, in partnership with Ganfeng Lithium Co. Ltd, is operating the Caucharí-Olaroz lithium brine operation in Argentina and advancing development of additional lithium resources in the region. Lithium Argentina currently trades on the TSX and on the NYSE.  "The Company has its registered and head offices in Zug, Switzerland and  the operational headquarters of the Lithium Argentina group of companies is in Buenos Aires, Argentina

For further information contact:

Investor Relations

Telephone: +1 778-653-8092

Email: Kelly.obrien@lithium-argentina.com

Website: www.lithium-argentina.com

News Release: Lithium Argentina Completes Corporate Migration to Switzerland

FORWARD-LOOKING INFORMATION

This news release contains "forward-looking information" within the meaning of applicable Canadian securities legislation and "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 (collectively referred to herein as "forward-looking information"). These statements relate to future events or the Company's future performance. All statements, other than statements of historical fact, may be forward-looking information. Forward-looking information generally can be identified by the use of words such as "seek," "anticipate," "plan," "continue," "estimate," "expect," "may," "will," "project," "predict," "propose," "potential," "targeting," "intend," "could," "might," "should," "believe" and similar expressions. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking information.

In particular, this news release contains forward-looking information, including, without limitation, with respect to the following matters or the Company's expectations relating to matters such as the anticipated timing of trading under the new symbol; the expected growth initiatives in the lithium industry; and the Company's positioning us for a successful future.

Forward-looking information does not take into account the effect of transactions or other items announced or occurring after the statements are made. Forward-looking information contained in this news release is based upon a number of expectations and assumptions and is subject to a number of risks and uncertainties, including, but not limited to those related to: uncertainties with respect to satisfying requirements of necessity or desirability of permitting; the continued listing on the TSX and NYSE; being subject to satisfying all conditions prescribed by the exchanges; there being no guarantee that the redomiciling will procure the anticipated benefits nor that the expected impacts will materialize as expected; potential adverse tax consequences resulting from the transaction; risks associated with the Company being governed under a different corporate legal regime post continuation; change in the rights of shareholders as a result of the continuation; unforeseen events that could prevent; uncertainties inherent to economic studies and mineral resource and reserve estimates; global financial markets, general economic conditions, competitive business environments, and other factors that may negatively impact the Company's financial condition; the inability of the Company to secure sufficient additional financing to develop the Company's mineral projects; and all the other risk factors identified herein and in the Company's latest annual information form and in other continuous disclosure filings available on SEDAR+ and EDGAR. All forward-looking statements included in this news release are qualified by these cautionary statements. The forward-looking statements contained herein are made as of the date of this news release and, except as required by applicable law, the Company does not undertake any obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

Readers are cautioned that the actual results achieved will vary from the information provided herein and that such variations may be material. Consequently, there are no representations by the Company that actual results achieved will be the same in whole or in part as those set out in the forward-looking statements..

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News Release: Lithium Argentina Completes Corporate Migration to Switzerland